Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders

Prudential Investment Portfolios 9:

We consent to the use of our reports dated December 16, 2015, with respect to Prudential Large Cap Core Equity Fund (currently named Prudential QMA Large-Cap Core Equity Fund), Prudential International Real Estate Fund, Prudential Select Real Estate Fund, and Prudential Real Estate Income Fund, and December 17, 2015 with respect to Prudential Absolute Return Bond Fund, each a series of Prudential Investment Portfolios 9, incorporated by reference herein and to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Other Service Providers” and “Financial Statements” in the statements of additional information.

New York, New York

February 25, 2016